SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EveryWare Global, Inc. (formerly ROI Acquisition Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

300439106
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,879,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,879,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,879,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.09%
14	TYPE OF REPORTING PERSON CO; IA
(1) Includes 547,913 shares which may be subject to forfeiture (see Item 5(a)).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,129,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,129,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,129,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.14%
14	TYPE OF REPORTING PERSON CO
(1) Includes 547,913 shares which may be subject to forfeiture (see Item 5(a)).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,879,925(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,879,925(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,879,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.09%
TYPE OF REPORTING PERSON IN
(1) Includes 547,913 shares which may be subject to forfeiture (see Item 5(a)).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by certain of  the Reporting Persons with the Securities and Exchange Commission on January 17, 2013.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being made to change the name of the Issuer, delete one Reporting Person, add one Reporting Person and reflect certain transactions effected in connection with the Issuer’s Business Combination which closed on May 21, 2013. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 relates to the common stock, $0.0001 par value per share, (the "Common Stock"), of EveryWare Global, Inc. (formerly ROI Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 519 N. Pierce Ave., Lancaster, Ohio 43130.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership (“SPOT”) and George E. Hall ("Mr. Hall," and together with CGI, CMAG and SPOT, the "Reporting Persons").

(b) The principal business address of CGI, SPOT and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions, including CMAG and SPOT. The principal business of CMAG and SPOT is to invest in securities.  CMAG’s and SPOT’s respective investment and voting decisions are determined by CGI as their investment manager. Mr. Hall is the Chief Investment Officer and President of CGI and, until May 21, 2013, was the Chief Investment Officer and a Director of the Issuer.

(d) During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States of America. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMAG and SPOT are set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons entered into the transactions described in Item 5(c) in order to facilitate the closing of the Issuer’s Business Combination on May 21, 2013, as more fully described in the Issuer’s registration statement on Form S-4 SEC File No.333-188469. In connection with the May 20 transactions, SPOT became a party to the Registration Rights Agreement.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or Warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on May 22, 2013, the Reporting Persons may be deemed the beneficial owners of  an aggregate of 5,879,925 shares of Common Stock representing approximately 24.09% of the outstanding Common Stock.  This includes shares issuable upon exercise of the Sponsor Warrants which will become exercisable 30 days after the closing. This also includes 547,913  shares held by CMAG that are subject to complete or partial forfeiture as follows: all of those shares  are subject to forfeiture if the trading price of the Common Stock, following consummation of the Business Combination does not exceed $12.50 per share for any 20 trading days within any 30 trading day period within 24 months of the closing of the Business Combination; 282,225 of the shares will be forfeited if the trading price of the Common Stock, following consummation of the Business Combination, does not exceed $15.00 per share for any 20 trading days within any 30 trading day period within 24 months of the closing of the Business Combination; and none of the shares will be forfeited if the $15 threshold is met.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 22,045,373 shares of Common Stock outstanding as of May 21, 2013 according to the Issuer.

(b) By virtue of its control of CMAG and SPOT as their  investment manager, CGI shares the power to (i) vote or direct the voting of all of the 5,879,925shares of Common Stock and (ii) dispose or direct the disposition of all of the 5,879,925 shares of Common Stock held by CMAG and SPOT.

By virtue of his control of all of the other Reporting Persons, Mr. Hall is deemed to have shared voting power and/or shared dispositive power with respect to all 5,879,925 shares of Common Stock reported in this Schedule 13D.

(c) The Reporting Persons have effected the following transactions in  Common Stock and Warrants during the past  60 days:
●On April 4, 2013, CMAG purchased 7,184 Warrants in the open market for $0.0115 per warrant share.
●On April 30, 2013, CMAG purchased 50,000 Warrants in the open market for $1.10 per warrant share.
●On May 21, 2013, SPOT purchased 600,000 shares of Common Stock, from the Issuer in a private placement for $10.00 per share.
●On May 21, 2013, CMAG purchased 1,050,000 shares from the Issuer in a private placement for $10.00 per share and transferred 300,000 Sponsor Warrants to SPOT.
●On May 22, 2013, CMAG purchased 5,000 shares of Common Stock in the market for $10.25 per share.

In addition, the terms of all outstanding Warrants were amended on May 21, 2013 to reduce both the number of shares and the exercise price per share in half and warrantholders were distributed $0.50 per Warrant share cancelled.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the exhibits previously filed and the Exbibit described in Exhibits 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated May 21, 2013.
2
Common Stock Purchase Agreement, dated May 20, 2013, by and between the Issuer and CMAG (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-35437), filed with the SEC on May 21, 2013).

3	Common Stock Purchase Agreement, dated May 20, 2013, by and between the Issuer and SPOT (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-35437), filed with the SEC on May 21, 2013).

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 23, 2013

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

SCHEDULE A
Directors and Officers of certain Filing Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledges and agrees that the foregoing Amendment No. 1 to the statement on Schedule 13D is filed on behalf of each of the undersigned and the other signatories to the foregoing amendment No. 1 and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE:  May 23, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer